Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Three Months Ended
March 31, 2016
Earnings from Continuing Operations	$56
Add (deduct):
Taxes on earnings	(54)
Capitalized interest cost, net of amortization	(1)
Noncontrolling interests	4

Earnings from Continuing Operations, as adjusted	5

Fixed Charges:
Interest on long-term and short-term debt	58
Capitalized interest cost	4
Rental expense representative of an interest factor	24

Total Fixed Charges	86

Total adjusted earnings available for payment of fixed charges	$91

Ratio of earnings to fixed charges	1.1

NOTE:   For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.